Paul, Weiss, Rifkind, Wharton & Garrison LLP
1285 Avenue of the Americas
New York, New York 10019-6064
December 5, 2008
Via EDGAR
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549-3628
Attention: Perry J. Hindin

Re:	Sun-Times Media Group, Inc.
Preliminary Proxy Statement on Schedule 14A
Filed on November 26, 2008
Additional Soliciting Materials filed pursuant to Rule 14a-12
Filed on November 28, 2008
File No. 001-14164
Dear Mr. Hindin:
     On behalf of our client, Sun-Times Media Group, Inc. (the “Company”), we are writing in response to the comments of the Staff of the Commission contained in the Commission’s letter addressed to Mr. James D. McDonough, Vice President, General Counsel and Secretary of the Company, dated December 4, 2008 (the “Comment Letter”) regarding the above referenced filings. Concurrently with this letter, the Company has filed Amendment No. 1 to the Preliminary Proxy Statement on Schedule 14A (“Amendment No. 1”).
     For your convenience, the heading and numbered responses set out below correspond to the heading and numbered comments in the Comment Letter. The Company’s responses to the Commission’s comments are as follows:
Schedule 14A
Face Page of the Schedule 14A Filed November 26, 2008
1.	We note that you have created a box on the front cover page identifying this filing as a preliminary consent revocation statement. Please note that the definition of proxy in Rule14a-l(f) includes consents which may take the form of failure to object or to dissent. Revise the front cover page to conform to that of Schedule 14A. See Rule 14a-6(m) in Schedule 14A.
Response to Comment 1
The Company has revised the Schedule 14A in response to the Staff’s comment. See the face page of Amendment No. 1.
Questions And Answers About This Consent Revocation Statement, page 3
2.	Please advise us, with a view towards disclosure, whether the reference to the Board of Directors in the first question of this section includes Mr. Poile, given disclosure on page 7 that he voted against the Board’s authorization of the filing of this proxy statement.
Response to Comment 2
The reference to the Board of Directors in the first question was not intended to include Mr. Poile. The Company has revised the Schedule 14A in response to the Staff’s comment. See page 3 of Amendment No. 1.
Solicitation of Consent Revocations, page 10
3.	We note that in addition to solicitation by mail, directors and officers of the Company may, without additional compensation, solicit revocations by “mail, e-mail, facsimile, in person or by telephone or other forms of telecommunication.” If such other forms include the Internet, please tell us whether the Company plans to solicit via internet chat rooms, and if so, tell us which websites it plans to utilize. If applicable, please confirm that the Company will not include a form of proxy card on any internet web site until it has filed a definitive proxy statement.
Response to Comment 3
The Company has informed us that it has no plans to solicit via internet chat rooms.
4.	Please be advised that all written soliciting materials, including any scripts to be used in soliciting proxies over the telephone or e-mail correspondence and information posted on the Internet must be filed under the cover of Schedule 14A. Refer to Rule 14a-6(b) and (c). Please confirm your understanding in your response letter.

Response to Comment 4
The Company acknowledges and understands the Staff’s comment
* * * *
     The Company acknowledges that the Company is responsible for the adequacy and accuracy of the disclosure in the filing, that Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing, and that the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     Please contact the undersigned at (212) 373-3257 (Telephone) or (212) 492-0257 (Facsimile) if you have any questions or require any further information in connection with this matter.
Very truly yours,

/s/ Steven J. Williams
Steven J. Williams, Esq.

cc:	James D. McDonough, Esq.
Sun-Times Media Group, Inc.
Judith Thoyer, Esq.
Paul, Weiss, Rifkind, Wharton & Garrison LLP

3